SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Issuance of Won 200 Billion Notes due 2013 and 2018

Issue number : 173-1

1.	Aggregate principal amount: Won 100,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: Korean Won denominated unsecured notes

4.	Maturity date: August 6, 2013

5.	Coupon rate: 6.49% per year

6.	Yield to maturity: 6.49%

7.	Issue date: August 6, 2008

8.	Interest payment method: payable quarterly in arrear on February 6, May 6, August 6 and November 6 of each year

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Woori Investment and Securities Co. Ltd.

Issue number : 173-2

1.	Aggregate principal amount: Won 100,000,000,000

2.	Issue price: 100.0%

3.	Class of notes: Korean Won denominated unsecured notes

4.	Maturity date: August 6, 2018

5.	Coupon rate: 6.62% per year

6.	Yield to maturity: 6.62%

7.	Issue date: August 6, 2008

8.	Interest payment method: payable quarterly in arrear on February 6, May 6, August 6 and November 6 of each year

9.	Method of principal payment: payment on maturity date at 100%

10.	Underwriter: Woori Investment and Securities Co. Ltd.

Notice of Directors’ Shareholdings in KT Corporation

Director	Title	As of August 5, 2008	Type of shares
Jeong-Ro Yoon	Independent and Non-Executive Director	778	Common stock

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 11, 2008

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Director